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                            December 16, 2021

       Tejinder Virk
       Chief Executive Officer
       AKANDA CORP.
       1a, 1b Learoyd Road
       New Romney TN28 8XU, United Kingdom

                                                        Re: AKANDA CORP.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
19, 2021
                                                            CIK No. 0001888014

       Dear Mr. Virk:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Company, page 1

   1. Your summary should provide a balanced and factual presentation of your business.
                                                        Please revise your
summary to discuss the regulatory and competitive landscape in the markets in which you
plan to operate. As examples only:

                                                              Disclose, if
accurate, that you do not own the property in Lesotho and that you are dependent on a
sublease agreement with your Executive Chairman and a director, as referenced on page
61.
                                                              Balance your
discussion of your cultivation operations with reference to seasonal
 Tejinder Virk
FirstName
AKANDA LastNameTejinder    Virk
          CORP.
Comapany16,
December  NameAKANDA
              2021        CORP.
December
Page 2    16, 2021 Page 2
FirstName LastName
              conditions in Lesotho, as referenced on page 58, and risks relating to operations in emerging markets, as referenced on pages 21 to 23.
                You state on page 57 that Bophelo holds an operational license issued in Lesotho for the production and export of medicinal cannabis products. Disclose how many such licenses have been issued.
                Disclose that you will be required to renew your licenses in the United Kingdom and
              Lesotho.
                Disclose your limited operating history and minimal revenue to date and that you have not commenced exporting medical cannabis biomass from Bophelo to Europe.
Our Competitive Strengths, page 1

2. Please revise to substantiate your statement that you have the ability to cultivate high-
         yielding strains of cannabis for medical purposes at a comparatively low cost. Where you discuss conditional approval to expand your cultivation footprint, revise to disclose material conditions.

         Additionally, where you discuss    Pursuit for ESG Goals    and
Ethical sourcing,    revise to
         specifically state the steps you have taken in pursuit of these objectives, related timelines for plans or intentions and related costs. Please refrain from referring generally to your
         "ESG commitments" and "practices." Please also revise to disclose here that Mophuthi
         Matsoso Development Trust, a Lesotho non-profit organization, is controlled by your
         Executive Chairman, Louisa Mojela and describe related conflicts of interest, if any.
         Consider related risk factor disclosure, if appropriate.
Our Growth Strategies
Expanding our production capacity, page 2

3. Please balance your statement that you plan to take advantage of the "favorable cultivation conditions in the Kingdom of Lesotho" with reference to challenges you face in scaling up operations, such as regulatory and competitive conditions and risks inherent in an agricultural business, as referenced on page 14. You also state that you plan to establish direct sales channels to patients through Canmart owned and operated clinics and pharmacies in the United Kingdom. Please expand your disclosure to briefly discuss any related regulatory and licensing requirements, steps taken to date, your anticipated timeline and related costs.
Our History and Relationship with Halo, page 2

4. We note your disclosure that the debenture will be automatically converted into common shares upon certain liquidity events. Please revise to clarify, if true, that the offering will trigger conversion and disclose the estimated number of shares issuable to Halo. Please
         make similar revisions where you discuss Halo   s ownership, including
the legal entity
         structure chart on page 4.
 Tejinder Virk
FirstName
AKANDA LastNameTejinder    Virk
          CORP.
Comapany16,
December  NameAKANDA
              2021        CORP.
December
Page 3    16, 2021 Page 3
FirstName LastName
Legal Entity Structure, page 3

5. You disclose that on November 12, 2021, Halo transferred 2,100,000 Common Shares to an unaffiliated party, 1306077 B.C. LTD. Please clarify whether this party is affiliated with Halo, the Akanda Founding Shareholders, or any of your other major shareholders.
Risk Factors
Risks Related to our Business and Industry
We are an early-stage company with limited operating history and may never become profitable., page 10

6. You disclose that each of your operating subsidiaries, Bophelo and Canmart, has a very limited operating history and has generated minimal revenue. Please quantify the operating history and revenue in this risk factor.
Risks Related to Our Common Shares and This Offering
We have a significant shareholder, which may limit your ability to influence corporate matters and may give rise to conflicts of interest. ., page 28

7. Please expand this risk factor to disclose that directors Louisa Mojela and Charles
         Ki   previously served as directors of Halo until July 2021, which we note you disclose on
         pages 66 and 67. Please also disclose any conflicts of interest arising from these roles that are material to Akanda shareholders.
Ownership of Common Shares may be considered unlawful in some jurisdictions and holders of our Common Shares...., page 30

8. In order for investors to evaluate this risk, please revise to clarify the relevant statutes, regulations, jurisdictions and activities that present the risk of liability to investors.
Use of Proceeds, page 34

9. You state that you intend to use the net proceeds from this offering for property, plant and equipment, which includes he construction of a 1 hectare forced air greenhouse, an EU
         GMP post-harvest drying facility, and an EU GMP extraction facility. Please quantify the amount of proceeds you expect to use for each designated use. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 46

10. We note the discussion on pages 47 and 51 of revenue generating activities including testing services and government sponsored R&D grants which are not otherwise described or discussed in your audited financial statements. Please revise your audited financial statements to properly disclose these activities or revise this discussion to correspond to
 Tejinder Virk
FirstName
AKANDA LastNameTejinder    Virk
          CORP.
Comapany16,
December  NameAKANDA
              2021        CORP.
December
Page 4    16, 2021 Page 4
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         your revenue generating activities.
Business
Growth Plans and Strategic Focus
Operations of Bophelo, page 59

11. Please expand your disclosure to include the estimated costs for the bulleted projects.
Business Partnerships, page 60

12.      Your disclose that the following agreements are business partnerships:
             A December 2019 seed supply relationship with OG DNA Genetics
Inc.;
             An August 2020 off-take agreement with Medcan Ltd.; and
             A September 2021 service, refinement and distribution agreement with Cantourage.

         Please revise to include the material terms of these agreements and file these agreements as exhibits to the registration statement or provide your analysis as to why you do not believe filing is required. Refer to Item 601(b)(10) of Regulation
S-K.

         Additionally, please expand your disclosure to disclose the material terms of your sublease, including termination provisions.
Management
Director Independence , page 70

13.      You disclose that Gugu Dingaan and Gila Jones are independent directors on the
         Company   s Board of Directors; however, we note these two parties do not appear to be
         named as directors anywhere else in this section. Please reconcile your disclosure or advise.
14.      You disclose that Charles Ki   will serve as an independent director
under the applicable
         Nasdaq Listing Rule standards; however, we note your disclosure on page 66 that Mr. Ki served as a director of Halo from October 2020 to July 2021. Please tell us the consideration you gave to Mr. Ki 's prior service with Halo. Executive Compensation
Compensation of our Named Executive Officers, page 73

15. We note your disclosure that in connection with the offering, you intend to enter into employment agreements with Ms. Mojela and Mr. Scott. Please expand your disclosure to include the anticipated material terms of these agreements. Certain Material Canadian Federal Income Tax Considerations, page 85

16. Please include an opinion of counsel as to the material Canadian federal income tax consequences of the ownership or disposition of your common shares. In this regard, we note your discussion on page 87 that the common shares will not constitute "taxable
 Tejinder Virk
AKANDA CORP.
December 16, 2021
Page 5
      Canadian property" of a Non-Resident Holder if certain requirements are met. If providing a short-form opinion, ensure that the disclosure in this section clearly identifies the opinion of named counsel and likewise ensure the opinion clearly identifies the disclosure in this section as the opinion of counsel. Counsel must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. Please also provide the consent of counsel to being named in the registration statement. For guidance, refer to Sections III.B.2 and IV of Staff Legal Bulletin No. 19.
Certain Material U.S. Federal Income Tax Considerations, page 88

17. Please delete the disclaimer on page 89 that the summary of material tax considerations is provided for general information only as such statement implies that investors are not entitled to rely on the disclosure in your registration statement. Unaudited Pro Forma Combined Financial Statements, page F-77

18. Please revise the pro forma financial statements to provide a separate column which reflects the sum total of the companies under common control at historical cost prior to other pro forma adjustments. We note this column would represent the retrospective application of the combination of companies under common control for all periods presented. In this regard, please also revise to present a pro forma income statement for the year ended December 31, 2019.
19. Please revise Note1 on page F-80 to clearly identify the fiscal year end the registrant will be adopting subsequent to the combination of companies under common control.
General

20. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christine Westbrook at 202-551-5019 with any other questions.



                                                             Sincerely,
FirstName LastNameTejinder Virk
                                                             Division of
Corporation Finance
Comapany NameAKANDA CORP.
                                                             Office of Life
Sciences
December 16, 2021 Page 5
cc:       Mark C. Lee, Esq.
FirstName LastName